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                                                                             OMB APPROVAL
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                                                                 OMB Number:                3235-0145
                                  UNITED STATES                  Expires:           December 31, 1997
                       SECURITIES AND EXCHANGE COMMISSION        Estimated average burden
                             WASHINGTON, D.C. 20549              hours per response.............14.90
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                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. ______________)*


                                CyberMedia, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   23249P-10-7
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)

                                 Page 1 of 5 Pages

-----------------------                                      -------------------
CUSIP NO.  23249P-10-7                 13G                   PAGE 2 OF 5 PAGES
-----------------------                                      -------------------

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Suhas Shrikrishna Patil,  ###-##-####
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

  NUMBER OF                 1,873,728
   SHARES             ----------------------------------------------------------
BENEFICIALLY          6     SHARED VOTING POWER
  OWNED BY
    EACH                    75,000 (Reporting Person disclaims beneficial
REPORTING                   ownership of these shares)
 PERSON WITH          ----------------------------------------------------------
                      7     SOLE DISPOSITIVE POWER

                            1,873,728
                      ----------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            75,000 (Reporting Person disclaims beneficial ownership of these shares)
--------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,948,728 (Beneficial ownership of 75,000 of such shares is disclaimed)
--------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

--------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             16.55%
--------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 23249P-10-7                                         Page 3 of 5 Pages


ITEM 1.
         (a)      CyberMedia, Inc.

         (b)      3000 Ocean Park Blvd., Suite 2001
                  Santa Monica, CA 90405
ITEM 2.
         (a)      Suhas Shrikrishna Patil

         (b)      21647 Rainbow Drive, Cupertino, CA 95014

         (c)      United States

         (d)      Common Stock

         (e)      23249P-10-7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON IS A:
         (a) / / Broker or Dealer registered under Section 15 of the Act
         (b) / / Bank as defined in section 3(a)(6) of the Act
         (c) / / Insurance Company as defined in section 3(a)(19) of the Act
         (d) / / Investment Company registered under section 8 of the Investment Company Act
         (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see Section 240.13d-1(b)(1)(ii)(F)
         (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
         (h) / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

         (a) The Reporting Person, director of the Issuer, individually owns 1,873,728 shares of the Common Stock of Issuer subject to the community property laws of the State of California with respect to the Reporting Person's spouse, Jayshree Patil. An additional 75,000 shares are registered to the Personal Urban Transport Corporation of which Reporting Person is one of two Directors. Reporting Person disclaims beneficial ownership of such shares.

         (b) Reporting Person beneficially owns an aggregate of 1,948,728 shares of Common Stock representing 16.55% of the outstanding shares of Common Stock of the Issuer based upon 11,775,193 shares outstanding as of October 31, 1996, according to Issuer's quarterly report on

CUSIP No. 23249P-10-7                                         Page 4 of 5 Pages


                  Form 10-Q for the quarter ended September 30, 1996, filed November 12, 1996. Reporting Person disclaims beneficial ownership of 75,000 of such shares.

         (c)      Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote: Reporting Person owns 1,873,728 shares subject to the community property laws of California.
                   (ii)    shared power to vote or to direct the vote:  75,000*
                  (iii)    sole power to dispose or direct the disposition of :
                           Reporting Person owns 1,873,728 shares subject to the community property laws of California.
                   (iv)    shared power to dispose or direct the disposition of:
                           75,000*

                  * Shares are registered to the Personal Urban Transport Corporation of which Reporting Person is one of two Directors. Reporting Person disclaims beneficial ownership.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following / /.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                  N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
                  N/A

CUSIP No. 23249P-10-7                                          Page 5 of 5 Pages

ITEM 10.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 February 11, 1997
                                             ----------------------------------
                                                         Date


                                                 /s/ Suhas Patil
                                             ----------------------------------
                                                         Signature


                                                 Suhas Patil
                                             ----------------------------------
                                                        Name/Title